UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)
(Name of Subject Company (Issuer))

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
(Translation of Name of Subject Company (Issuer) into English)

BOLIVARIAN REPUBLIC OF VENEZUELA
(Name of Filing Person (Offeror))

American Depositary Shares (ADSs)
each of which represents 7 Class D Shares of common stock
(Title of Class of Securities)

204421101 (ADSs)
(CUSIP Number of Class of Securities)

C/O
Jeffrey N. Ostrager, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
(Name, address, and telephone number of
person authorized to receive notices and communications on behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12. Exhibits.

On February 22, 2007, the Government of the Bolivarian Republic of Venezuela (the "Government") filed a Schedule 13D (the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), which among other things disclosed that the Government intends to conduct concurrent tender offers (“Offers”) in Venezuela and the United States, subject to the satisfaction of certain conditions, to purchase any and all outstanding shares of capital stock of Compañía Anónima Nacional Teléfonos de Venezuela (“CANTV”), including American Depositary Shares (ADSs), each representing seven (7) Class D common shares of CANTV (“Class D Shares”). A copy of the Government’s Schedule 13D is attached as Exhibit 99.1 to this Schedule TO. The Government has not yet commenced the Offers referred to in the Schedule 13D. Upon commencement of such Offers, the Government will file with the SEC a Schedule TO and related exhibits relating to the Offer to be conducted in the United States, including an Offer to Purchase, the Letter of Transmittal and other related documents. Security holders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available because they will contain important information about the Offer. Security holders will be able to obtain free copies of the Schedule TO and other documents filed by the Government with the SEC on the SEC’s website at http://www.sec.gov.

Exhibit	Description
99.1	Schedule 13D, relating to Class D Shares and ADSs of Compañía Anónima Nacional Teléfonos de Venezuela, filed by the Government of the Bolivarian Republic of Venezuela on February 22, 2007

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